REPLICEL LIFE SCIENCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
 For the nine months ended September 30, 2017
Dated as of November 29, 2017

The following management discussion and analysis of the financial position, results of operations and cash flows of RepliCel Life Sciences Inc. (“the Company”, “RepliCel” or “we”), for the nine months ended September 30, 2017 includes information up to and including November 29, 2017 and should be read in conjunction with the with the condensed consolidated financial statements for the nine-month period ended September 30, 2017.

The financial statements of the Company for the nine months ended September 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
All amounts included in the annual audited consolidated financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  The reader is encouraged to review the Company’s filings on the SEDAR website at www.sedar.com.
Cautionary Statement Regarding Forward-Looking Statements
Statements included in this MD&A that do not relate to present or historical conditions are “forward‑looking statements”. Forward-looking statements are projections in respect of future events or the Company’s future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, include the Company’s:
•	belief that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need;
•	belief that RCT-01 has advantages over current treatments such as the use of non-steroidal anti- inflammatory medication or corticosteroids which are limited in efficacy;
•
the data from a recent phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada are sufficient to support regulatory approvals to proceed to a phase 2 trial and details of that trial;

•
the data from a recent phase 1 clinical trial to test the safety and certain biological outcomes of injections of RCS-01 in patients with aging and sun-damaged skin supports regulatory approvals to proceed to a phase 2 trial and details of that trial;

•	research pertaining to and plan to continue to prepare for a phase 2 dose-finding trail for RCH-01 and details of such a trial;
•
belief that the RCI-02 dermal injector device will have applications in certain dermatological procedures and preparation for its commercialization including building of commercial/clinical-grade prototypes, validation testing of such prototypes, filing of the regulatory submissions seeking a CE mark to market the device in Europe and securing a commercial partner;

•	belief as to the potential of the Company’s products;
•	forecasts of expenditures;
•	expectations regarding our ability to raise capital;
•	business outlook;

•	plans and objectives of management for future operations; and
•	anticipated financial performance.
Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to, our assumption that there be:
•	no unforeseen changes in the legislative and operating framework for the business of the Company;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.
These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled “Risks and Uncertainties” commencing on page 16, which may cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:
•	negative results from the Company’s clinical trials;
•	the effects of government regulation on the Company’s business;
•	the viability and marketability of the Company’s technologies;
•	the development of superior technology by the Company’s competitors;
•	the failure of consumers and the medical community to accept the Company’s technology as safe and effective;
•	risks associated with the Company’s ability to obtain and protect rights to its intellectual property;
•	risks and uncertainties associated with the Company’s ability to raise additional capital; and
•	other factors beyond the Company’s control.
Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
OVERALL PERFORMANCE
The Company was incorporated under the Ontario Business Corporations Act on April 24, 1967.  The Company is a reporting issuer under the securities laws of the Provinces of British Columbia, Alberta and Ontario. The Company is a foreign private issuer in the United States. The Company’s common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol “RP”, in the United States on the OTCQB, trading under the symbol REPCF, and in Germany on the Frankfurt Stock Exchange (FRA) under the symbol P6P1.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits.  The diseases currently being addressed are chronic tendinosis, skin aging, and androgenetic alopecia (pattern baldness).  Each disease state is consistent with a deficit of a specific cell type which the Company believes is critical to normal function.  All treatments under development are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles.  These products are built on the Company’s proprietary manufacturing platforms and are covered by issued and filed patents, as well as trade secrets. RepliCel is also developing a programmable injector device designed for dermal injections of cells as currently approved dermal filler products.
The Potential of Autologous Cell Therapy
The Company’s treatments use autologous cell therapy (“ACT”), which is one of the most rapidly developing areas of regenerative medicine in the development of novel treatments for numerous human disorders. ACT involves isolating an individual’s own cells from harvested tissues and growing more of those cells, or ‘expanding’ those cells, in controlled conditions in a laboratory. These purified, expanded cells are then reintroduced to the donor to treat a specific condition. The benefits of autologous (derived from the same person) therapy (as compared to heterologous or derived from a different person) includes minimized risks of systemic immunological (anaphylactic) reactions, bio-incompatibility, and disease transmission. Furthermore, the effects of ACT may be longer lasting than pharmacological or surgical interventions.
RCT-01: Treatment for Chronic Tendinosis
Background
Tendinosis refers to a chronic disease of the tendon. It is a function of an imbalance of tendon breakdown and tendon repair initiated first by an injury which does not heal properly. This leads to cycles of compromised repair and subsequent re-injury until such time as there is no healing and a degenerative process has set in. Typically, this chronic condition is linked to aging, overuse, and to general health. The Company believes that the current standard of care is failing to provide a satisfactory solution to this chronic condition.
Treatment
The Company believes that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibers within tendon occur. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as ‘intact’ tendon, but does allow for normal function. Inadequate rest and improper healing often result in re-injury and rupture.
Current treatments manage pain and facilitate healing processes; however, they do not mediate complete recovery and leave patients demobilized for several months during treatment. The Company believes that improved therapeutic strategies are therefore in considerable demand. The Company’s fibroblast technology for tendinosis, which the Company refers to as RCT-01, has been developed over five years of research, experimentation and trials. RCT-01 is a tissue-engineered product made from a procedure using collagen-producing fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells within the hair follicle that are replicated in culture. These fibroblasts are efficient producers of type I collagen and because they are of anagen hair follicle mesenchymal origin, they have the potential to replicate efficiently in culture. The use of these fibroblasts are, therefore, ideal for treating chronic tendon disorders that arise due to either a degeneration of collagen producing cells or a deficit of active collagen producing cells. Because RCT-01 directly provides a source of collagen expressing cells to the site of injury, addressing the underlying cause of tendinosis, the Company believes it has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy. Another advantage of RCT-01 is the autologous nature of the cellular product, thereby reducing the likelihood of adverse immune reactions upon administration.

Phase 1 Clinical Trial
Phase 1 human pilot clinical trials were conducted by the Company’s collaborative partner, Dr. David Connell, which focused on tendinosis of the Achilles, patellar and lateral elbow (commonly referred to as tennis elbow) using skin tissue derived fibroblasts. In these trials, where 90 patients were injected with cultured, autologous fibroblasts, no adverse events were reported. The Company has expanded on Dr. Connell’s approach by isolating NBDS fibroblasts from the hair follicle that express upwards of five times the amount of type I collagen than fibroblasts derived from skin tissue as pursued by Dr. Connell.
Phase 1/2 Clinical Trial
On December 1, 2014, the Company announced receipt of a “No Objection Letter” from Health Canada in response to its Clinical Trial Application to Health Canada for its phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis. Health Canada’s clearance to initiate the trial permitted the participation of subjects who have failed traditional tendon treatments and who are otherwise in good health.  Trial design was randomized, double-blinded, placebo-controlled with a treatment-to-placebo ration of 3:1. The mechanics of the Company’s treatment involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity.
This trial commenced in 2015 and final data was announced Q1 2017. The primary end point of safety was met while secondary end points related to efficacy were also measured at nine-months post-injection of RCT-01. The Company may pursue further indications of other tendon populations including patellar tendinosis (jumper’s knee) and lateral and medial epicondylitis (tennis and golfer’s elbow).
Phase 2 Clinical Trial
The Company is now designing a phase 2 clinical trial intended to measure efficacy of RCT-01 in a larger population of patients with chronic Achilles tendinosis and answer critical questions related to dosing and treatment frequency.
Intellectual Property
The Company has developed and filed patent applications relating to compositions, methods and uses of NBDS cells for the treatment and repair of tendons. The Company has also licensed a family of patent applications relating to the compositions and uses of dermally derived cells in the treatment of tendons and ligaments.
RCS-01: Treatment for Aging and Sun Damaged Skin
Background
Skin is considered one of the most prominent indicators of one’s age and health. Maintenance of healthy skin is dictated by intrinsic and extrinsic factors. While intrinsic factors (i.e. chronologic age, sex and genetic makeup) cannot be modified, the adverse effects caused by extrinsic factors such as UV radiation and smoking can be prevented or minimized by lifestyle modification. Although these extrinsic effects can be modulated, the extent to which they can be modified varies significantly among individuals, which largely depends on one’s ability to detoxify and repair such damage.

The dermis and epidermis components of the skin lose thickness with age. Solar radiation, particularly UVA, is known to penetrate deep into the dermal layer, damaging fibroblasts, collagen and other fibroblasts expressed proteins, which are the major cellular components of the dermis. Similarly, there are some studies reporting that air pollutants/nanoparticles may also penetrate transepidermally, negatively impacting the dermal layer. The damages caused by external stimuli include DNA strand breaks and mutations, which, if not repaired properly, can lead to cell death. Similarly, oxidative stress caused by smoking leads to not only damages to DNA but also to other cellular components such as proteins and lipids.
Accumulation of damage to cellular proteins and DNA from years of exposure to extrinsic insults can lead to physiological changes of the skin that are irreversible. Such changes are often associated with a reduction in fibroblast cells, disorganization of collagen fibrils and decreased production of collagen, elastin and other glycoproteins that provide structural support and stability to the extra cellular matrix (“ECM”) network. Such changes to the dermal components are detrimental to maintaining mechanical tensile ability and structural integrity of the skin.
Treatment
The Company’s NBDS-derived fibroblast therapy, which it refers to as RCS-01, provides a promising platform to treat intrinsically and extrinsically aged/damaged skin by providing UV-naïve collagen-producing fibroblast cells directly to the affected area. The Company’s unique manufacturing technology allows for isolation of fibroblasts derived from anagen-hair follicle mesenchymal tissues, which elicit more efficient replication potential in culture. Additionally, the Company’s proprietary culture procedures potentiate these cells to maintain plasticity, allowing the cells to adapt to the microenvironment and respond to the mechanical or surrounding stimuli after injection, leading to robust production of type I collagen and elastin and their proper alignment within the tissue.
On September 1, 2015, the Company announced it had received clearance from the German Competent Authority, the Paul-Ehrlich-Institute, to initiate a Phase 1 clinical trial to investigate the potential safety and efficacy of injecting RCS-01 into subjects with aged or UV-damaged skin. This trial is a randomized, double-blind, placebo controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety.  In addition, quantitative analysis of skin gaining-related bio-markers is being conducted along with histopathological assessment of treatment sites to determine structural changes. This trial is now complete with final data currently being analyzed for the final report. Interim analysis data was announced early April 2017 in which the primary endpoint, safety, was successfully established and secondary endpoints related to measurements of the impact on biomarkers related to skin-aging were significantly positive.
Phase 2 Clinical Trial
The Company is now designing a multi-centre phase 2 clinical trial intended to measure efficacy of RCS-01 in a larger population of patients with aging and UV-damaged skin and answer critical questions related to dosing and treatment frequency. It is intended that this trial will be conducted using prototypes of the RepliCel’s RCI-02 dermal injector.
RCH-01: Treatment for Hair Loss
Background
Androgenetic alopecia (pattern hair loss) can affect up to 70% of men and 40% of women during the course of their lives. Although it is not a disease that causes physical pain, it does cause mental pain. Currently, over $3 billion is spent each year on hair loss treatments that provide limited results. Androgenetic alopecia is largely an inherited disease. It can be inherited by males and females from either the mother’s or father’s side of the family. Women with this trait develop thinning hair, but do not commonly become completely bald.

Androgenetic alopecia is a process by which hair follicles shrink and produce smaller hairs thus reducing hair density. These miniaturized hair fibers have a shorter growth cycle and are structurally smaller. They produce thinner and shorter hair, which results in less scalp coverage. Eventually these follicles can regress to a state where they produce no hair at all.
Treatment
The Company believes its dermal sheath cup (DSC) cell therapy offers several advantages over current hair loss solutions. The current gold standard in hair loss treatment is hair transplant surgery which requires the surgical removal of a prominent band of hair-bearing scalp or multiple micro-biopsies from the back of the head. This band of resected tissue or biopsies are then dissected into hair follicles consisting of one to three hairs which are then implanted into balding areas on the scalp. Often a number of similar procedures are required to achieve the desired result and the patient is limited by the number of hairs that can be redistributed. In contrast, RCH-01 involves the extraction of as few as 20 hair follicles from the back of the patient’s scalp where healthy cycling hair follicles reside. The Company believes these cells are responsible for the continued health of the hair follicle and the normal cycling of the hair fiber. DSC cells are isolated from the hair follicles and are then replicated in culture at a cGMP compliant facility utilizing the Company’s proprietary cellular replication process, and are then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to rejuvenate damaged quiescent hair follicles leading to the growth of new healthy hair fibers. The anticipated long-term result of RCH-01 injections is the restoration and maintenance of a patient’s hair.
Phase I Clinical Trial
The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at nine-months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at nine-months post-injection and local safety at 24-months post-injection. The nine-month interim analysis was designed to provide us with safety information to support the regulatory filing for a phase II clinical trial. The nine-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia. Participants of the phase I clinical trial were followed for five years. The primary objective of the study was to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control. This objective was met with an announcement of the final data from this trial in Q1 2017. In addition to establishing safety of the product through five years of follow-up, the data announcement also included several successful data measurements related to increased hair density and stabilization of hair loss through the 24 months in which these measurements were taken.
Proposed Phase 2 Clinical Trial
The Company has designed a phase 2 clinical trial intended to measure efficacy of RCH-01 in a larger population of patients with mild to moderate androgenetic alopecia and answer critical questions related to dosing and treatment frequency., The Company is currently engaged in molecular marker research which is expected to lead to improvements in the product identification, manufacturing, and its clinical effectiveness. The Company will await the results of this research prior to submitting the clinical trial application for a phase 2 study of RCH-01 for regulatory approval.

Collaboration Agreement

The Company has also entered into a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited (“Shiseido”), one of the world’s largest cosmetic companies. Both companies will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. The Company anticipates that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use the Company’s RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel’s breach of obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement.  RepliCel has vigorously denied the existence of such breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and RepliCel management is actively seeking to continue discussions and/or negotiations with Shiseido to resolve the matter. Shiseido is currently funding a hospital-sponsored clinical study of RCH-01 in Japan funded by Shiseido. The clinical data produced in such a trial would, by agreement, be made available to the Company. This is anticipated by mid-2018.
Intellectual Property
The Company has filed patent applications on the use of hair follicle derived stem cells (see e.g., granted European Patent EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”.  This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss).  Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP1 509 597 B1), the United States (8,431,400) and Canada (2,488,057).  Additional related patent applications are also pending in a variety of jurisdictions.
The Company has also filed patent applications on: 1) other types of cell compositions (see e.g., granted patents EP 2,362,776 B1, and US 8,932,582); 2) injection devices (see e.g., granted patent EP 2,623,146 and published PCT application WO 2013/113121): 3) compositions and methods for treating and repairing tendons (see, e.g., published PCT application WO 2014/127047); and 4) compositions and methods for treating skin (see e.g., published PCT application WO 2014/205142).  Additional related patent applications are also pending in a variety of jurisdictions.
RCI-02: Dermal Injector Device
Background
To support the Company’s RCH-01 and RCS-01 products, the Company is developing a second generation dermal injector device. The RCI-02 Injector, the production design of which is now complete, will be able to deliver programmable volumes of substances into programed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, the Company improves the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.
The Company believes that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, is actively exploring licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). The Company received fully functioning prototypes in Q3 2017 and is on schedule to finalize and test commercial-ready prototypes over the coming months and submit an application for CE-mark approval in Europe in 2018.
Intellectual Property
The CRI-02 injector has already been the subject of an issued patent in Europe and the United States. The Company has filed patent applications relating to devices for the delivery of therapeutically useful cells, as well as to compositions and methods for repairing tendons.

DISCUSSION OF OPERATIONS
Nine months ended September 30, 2017 compared to nine months ended September 30, 2016

	Nine months ended September 30,		Change 2017 to 2016
	2017	2016	Increase/ (Decrease)	Percent Change
Expenses
Research and development	2,461,809	699,995	1,761,814	351%
General and administrative	2,944,999	1,820,004	1,124,995	162%
Other items	(11,656)	(20,381)	8,725	(142)%
Total loss	5,395,152	2,499,618	2,895,534	216%
There was no revenue from operations for the nine months ended September 30, 2017 or 2016.

Research and Development expenses totaled $2,461,809 for the nine months ended September 30, 2017 compared to $699,995 for the nine months ended September 30, 2016. Research and Development expenses are significantly higher than the nine-months period ended September 30, 2016 as the Company’s R&D budget for 2017 to-date has comprised of finalizing 3 clinical trials, launching a research project at UBC, and finalizing our device engineering and prototype manufacturing. This is comparable to our R&D expenditures in 2015 when we had a similar level of R&D activity. The medical device program is its most expensive phase to-date given that it has transitioned from design and engineering to prototype manufacturing.

General and administrative expenses totaled $2,944,999 for the nine months ended September 30, 2017 compared to $1,820,004 for the nine months ended September 30, 2016. The increase is primarily contributable to marketing and investor relations spent in the amount of $1,737,908 compared to $738,886 spent in the nine months period ended September 30, 2016. In terms of the category spent in terms of the total spent on general and administrative expenses, this represents 59%; compared to 41% for the same period in 2016.

Total comprehensive loss for the nine months ended September 30, 2017 was $5,395,152 or $0.30 per share on a basic and diluted basis compared to a net loss of $2,499,618 or $0.38 per share on a basic and diluted basis for the nine months ended September 30, 2016.
Three months ended September 30, 2017 compared to three months ended September 30, 2016

	Three months ended September 30,		Change 2017 to 2016
	2017	2016	Increase/ (Decrease)	Percent Change
Expenses
Research and development	796,869	132,112	664,757	603%
General and administrative	417,634	506,808	(89,174)	(117)%
Other items	(25,583)	(13,623)	(11,960)	188%
Total loss	1,188,920	652,543	563,623	190%
There was no revenue from operations for the three months ended September 30, 2017 or 2016.

Research and Development expenses totalled $796,869 for the three months ended September 30, 2017 compared to $132,112 for the three months ended September 30, 2016. Research and Development expenses are significantly higher than third quarter 2016 as the company R&D budget for 2017 to-date has comprised of finalizing 3 clinical trials, launching a research project at UBC, and finalizing our device engineering and prototype manufacturing. This is comparable to our R&D expenditures in 2015 when we had a similar level of R&D activity. The medical device program is its most expensive phase to-date given that it has transitioned from design and engineering to prototype manufacturing.

Thus, general and administrative expenses for the three months ended September 30, 2017 totaled $417,634 compared to $506,808 for the three months ended September 30, 2016. This moderate decrease of $89,174, is due to the fact that the Company is controlling its spending on all general & administrative expenditures due to cash constraints. Marketing and investor relations activities during the three months ended September 30, 2017 in the sum of $135,651 compared to $247,402 for the same period in the prior year (a decrease of $111,751 or 45%). This is because the Company decreases its focus on raising company awareness in the investment community and primarily concentrates on its research and development.

Total comprehensive loss for the three months ended September 30, 2017 was $1,188,920 or $0.06 per share on a basic and diluted basis compared to a net loss of $652,543 or $0.10 per share on a basic and diluted basis for the three months ended September 30, 2016.
SUMMARY OF QUARTERLY RESULTS
The following is a summary of the Company’s financial results for the eight most recently completed quarters in accordance with IFRS.

	September 30, 2017 $	June 30, 2017 $	Mar 31, 2017 $	Dec 31, 2016 $	Sept 30, 2016 $	Jun 30, 2016 $	Mar 31, 2016 $	Dec 31, 2015 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	(1,188,920)	(2,494,532)	(1,711,700)	(1,771,676)	(652,543)	(777,366)	(1,069,709)	(1,299,966)
Basic and diluted loss per share	(0.06)	(0.14)	(0.10)	(0.11)	(0.10)	(0.12)	(0.17)	(0.20)
LIQUIDITY AND CAPITAL RESOURCES
The Company’s condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2017, the Company had accumulated $4,120,400 in revenue from its business, had accumulated deficit of $30,170,839 since incorporation and expected to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern. At September 30, 2017, the Company had a working capital deficiency of $839,890. Additional working capital will be required for research and development along with general and administrative expenses and to further its business plans. The Company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic marked and for specified applications. The Company’s financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.
The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has financed its operations to date through the issuance of equity. The continued volatility in the financial equity markets may make it difficult to raise funds by private placements of shares.  There is no assurance that the Company will be successful with its financing ventures.

Operating Activities
During the nine months ended September 30, 2017, $4,630,134 was used in net cash used in operating activities compared to $1,089,230 of cash used in operating activities for the nine months ended September 30, 2016. The increase in cash used by operating activities was a result of an increase in research and development activities.
Investing Activities
During the nine months ended September 30, 2017, the net cash provided by investing activities was $1,355,000 compared to $Nil for the nine months ended September 30, 2016. Investing activities relate to the redemption of a Guaranteed Investment Certificate in 2017.

Financing Activities

During the nine months ended September 30, 2017, the Company completed private placements and issuance of shares for debt for total gross proceeds of $3,165,264. Finder’s fees of $391,847 were paid in connection with these private placements. In addition, 437,118 share purchase warrants were exercised for a net proceeds of $371,551.

During the nine months ended September 30, 2016

(i)
On June 1, 2016, the Company closed a non-brokered private placement of 138,000 common shares at a price of $1.50 per share for gross proceeds of $207,000.  There were no warrants attached to the financing.

(ii)	On April 4, 2016, the Company closed a non-brokered private placement of 188,763 shares at a price of $2.00 per share for gross proceeds of $377,525. There were no warrants attached to the financing.

(iii)
The Company issued common shares upon the exercise of warrants that had been issued April 10, 2013 through June 16, 2014.  The Company issued 111,362 warrants at an exercise price of $2.20 for gross proceeds totaling $244,997.  111,362 additional common share purchase warrants were granted in connection with the warrant exercise, with each warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $4.00 per share.

Subsequent to the nine-months period ended September 30, 2016, on July 22, 2016, the Company’s board of directors authorized a plan to proceed with a consolidation of its outstanding common shares on the basis of ten (10) pre-consolidation Shares for one (1) post-consolidation Share. This plan was approved on August 10, 2016 and has been reflected in the Condensed Consolidated Interim Financial statements for the nine months ended September 30, 2016.

Additional working capital will be required for general and administrative expenses and to further our business plans.

Going Concern
Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in the auditor’s report on the Company’s annual audited consolidated financial statements for the year ended December 31, 2016, the Company’s auditors included an explanatory paragraph on their report in respect of there being substantial doubt about the Company’s ability to continue as a going concern
We anticipate that we will require a minimum of approximately $2,900,000 to proceed with a minimal plan of operations and approximately $4,900,000 to fund our full plan or operations for the twelve-month period ended September 30, 2018. Subsequent to the reporting date, the Company has completed its non-brokered private placement of 2,815,881 common shares (each, a "Share") at a price of $0.41 per share for gross proceeds of $1,154,511. The common shares were issued at a standard discount to market price without any accompanying warrants.
The Company does not currently have sufficient capital resources to fund its full plan or operations for the next twelve months. Accordingly, the Company plans to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue the Company’s plan of operations. The Company currently does not have any arrangements in place for the completion of any financings and there is no assurance that it will be successful in completing any financings. The Company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic marked and for specified applications.  There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to pursue its plan of operations or meet its obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations. The Company is currently actively engaged in several due diligence reviews and partnership discussions at least one of which is anticipated to come to term sheet negotiations in Q3 2017. All such discussions involve the injection of new capital into the Company.
Cash on hand and guaranteed investment certificate are currently the Company’s only source of liquidity. The Company does not have any lending arrangements in place with banking or financial institutions and the Company does not know whether it will be able to secure such funding arrangements in the near future.
OUTSTANDING SHARE DATA
Common Shares Outstanding
As of November 29 2017, there were 21,542,629 common shares issued and outstanding.
As of November 29, 2017, there were stock options entitling the holders to acquire an aggregate of 1,492,000 common shares.
As of November 29, 2017, there were share purchase warrants outstanding entitling the holders to acquire an aggregate of 12,944,698 common shares.
As of November 29, 2017, there were agent’s options outstanding entitling the holders to acquire an aggregate of 14,864 units.

RELATED PARTY TRANSACTIONS
The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30, 2017	December 31, 2016
Companies controlled by directors of the Company	$15,250	$15,250
Directors or officers of the Company	260,020	232,491
	$275,270	$247,741
These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.
Related party transactions
The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Nine months ended
	30-Sept-17	30-Sept-16	30-Sept-17	30-Sept-16
Research and development	$50,000	$Nil	$150,000	$1,535
	$50,000	$Nil	$150,000	$1,535
Key management compensation
Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Nine months ended
	30- Sept-17	30- Sept -16	30- Sept -17	30- Sept -16
General and administrative - salaries	$60,000	$42,917	$180,000	$172,500
Directors' fees	13,750	-	41,250	-
Stock-based compensation	-	-	115,800	362,094
	$73,750	$42,917	$337,050	$534,594

OFF BALANCE SHEET ARRANGEMENTS
As at September 30, 2017, the Company did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are material effect on our results of operations or financial position.
PROPOSED TRANSACTIONS
None.
EVENTS AFTER THE REPORTING DATE

Subsequent to the reporting date, the Company has completed its non-brokered private placement of 2,815,881 common shares (each, a "Share") at a price of $0.41 per share for gross proceeds of $1,154,511.21. The common shares were issued at a standard discount to market price without any accompanying warrants.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.
The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.
Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments and Derivatives Liabilities related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8 din these financial statements.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.
SIGNIFICANT ACCOUNTING POLICIES
Standards, Amendments and Interpretations Not Yet Effective
Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2017. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:
•	Amendment to IFRS 7, Financial Instruments: Disclosure
Amended to require additional disclosures on transition from IAS 39 to IFRS 9.  Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.
•	IFRS 9 Financial Instruments
IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  Based on current operations, the Company does not expect this standard to have significant financial reporting implications.

•	IFRS 15 Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five‐step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s condensed interim consolidated financial statements is expected.

•	IFRS 16 Leases
The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company does not expect this new standard to have significant financial reporting implications, as currently, no lease agreements within the scope of IFRS 16 have been entered into.
There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
As at September 30, 2017, the Company’s financial instruments are comprised of cash, and accounts payable and accrued liabilities. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity. The Company is exposed through its operations to currency, credit, liquidity and interest rate risk.
In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  For more information, see the Company’s annual audited consolidated financial statements.
RISKS AND UNCERTAINTIES
Risks Relating to the Company’s Business
In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:
The Company currently does not generate recurring revenue from its operations, and as a result, it faces a high risk of business failure.
The Company has generated $4,120,400 in licensing revenues from its operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido. This revenue was not recurring revenue from its operations and the Company may not obtain similar revenue in the future.
As of September 30, 2017, the Company had an accumulated deficit of $30,170,839since inception. The Company’s business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, the Company will incur substantial expenses in the development of its business. The Company therefore expect to incur significant losses in the foreseeable future. The Company recognizes that if it is unable to generate significant revenues from its activities, the Company’s entire business may fail. There is no history upon which to base any assumption as to the likelihood that the Company will be successful in its plan of operation, and the Company can provide no assurance to investors that it will generate operating revenues or achieve profitable operations in the future.
The Company had cash and guaranteed investment certificate in the amount of $95,000 and a working capital of $839,890 as of September 30, 2017 and the Company anticipates that it will require a minimum $2,900,000 to proceed with a minimal plan of operations and approximately $4,900,000 to fund our full plan of operations for the twelve-month period ended September 30, 2018. In order to fund its plan of operations for the next twelve months, the Company may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to its shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict its operations and liquidity.
The Company’s auditors’ opinion on its December 31, 2016 financial statements includes an explanatory paragraph in respect of there being substantial doubt about its ability to continue as a going concern.
The Company has incurred a deficit of $30,170,839 +for the cumulative period from September 7, 2006 (inception) to September 30, 2017. The Company anticipates generating losses for at least the next 12 months. Therefore, there is substantial doubt about its ability to continue operations in the future as a going concern, as described by its auditors with respect to the financial statements for the year ended December 31, 2016. The Company’s financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue in existence. The Company’s business operations may fail if its actual cash requirements exceed its estimates and the Company is not able to obtain further financing. If the Company cannot continue as a viable entity, its shareholders may lose some or all of their investment in the Company.

The Company’s business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of its autologous cell therapies.
The Company’s autologous cell therapy technology is at an early stage of development and the Company may not develop a cell replication technology that can be commercialized. The Company is still in the early stages of identifying and conducting research on its technology. The Company’s technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. The Company may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for its cell replication technology, or to commercialize it. The Company’s technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. The Company’s technology may fail to provide its intended benefit, or achieve benefits equal to or better than its competitor’s products at the time of testing or production and, if so, its business may fail.
The Company’s clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause its business to fail.
Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. The Company’s products may fail to achieve necessary safety and efficacy endpoints during clinical trials. The Company believes that its clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and the Company could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, the Company or regulatory officials may suspend the Company’s clinical trials at any time if it appears that the Company is exposing participants to unacceptable health risks. If the Company’s clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, the Company’s business may fail.
The Company’s success depends on the acceptance of its cell replication technology by the medical community and consumers as a safe and effective solution.
The success of its cell replication technology will depend on its acceptance by potential consumers and the medical community. Because its technology is new in the treatment of functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging, the long term effects of using its new cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that its cell replication technology is not as safe or effective as other treatments, adoption of this technology by consumers and the medical community may suffer and its business will be harmed.
The Company faces significant competition and if it is unable to successfully compete, the Company’s business may suffer a material negative impact.
The life sciences industry is highly competitive. The Company anticipates that it will continue to face increased competition as existing companies develop new or improved products and as new companies enter the market with new technologies. Many of its competitors are significantly larger than us and have greater financial, technical, research, marketing, sales, distribution and other resources than us. There can be no assurance that its competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than the products the Company is developing or that such competitors will not succeed in obtaining regulatory approval, or introducing or commercializing any such products, prior to us. Such developments could have a material adverse effect on its business, financial condition and results of operations. Also, even if the Company is able to compete successfully, there can be no assurance that it could do so in a profitable manner.

If the Company is not able to effectively protect its existing intellectual property, the Company’s business may suffer a material negative impact and may fail.
The success of the Company will be dependent on its ability to protect and develop its technology. The Company currently has registered patents for its cell replication technology in Australia, the United States, Japan and the European Union. If the Company is unable to protect its intellectual property, its business may be materially adversely affected. Further, the Company cannot be sure that its activities do not and will not infringe on the intellectual property rights of others. If the Company is compelled to prosecute infringing parties, defend its intellectual property or defend itself from intellectual property claims made by others, it may face significant expense and liability, as well as the diversion of management’s attention from the Company’s business, any of which could negatively impact its business or financial condition.
The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. The Company’s ability to maintain and solidify its proprietary position for its products will depend on its success in obtaining effective claims and enforcing those claims once granted. The Company’s registered patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. The Company also relies on trade secrets to protect some of its technology, especially where it is believed that patent protection is not appropriate or obtainable. However, trade secrets are difficult to maintain. While the Company uses reasonable efforts to protect its trade secrets, its employees, consultants, contractors or scientific and other advisors may unintentionally or wilfully disclose the Company’s proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If the Company’s competitors independently develop equivalent knowledge, methods and know-how, the Company would not be able to assert its trade secrets against them and its business could be harmed.
The successful acquisition and maintenance of patent rights is critical to its business and any failure in this regard could hinder the development and marketing of its technology.
The Company currently has patent applications pending in several other countries around the world. The Company’s pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, its patent applications have experienced delays and its patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those the Company has licensed, such patents may restrict the use of its discoveries. The Company cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can it predict the extent to which it may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop its manufacturing and marketing of the affected technology. If the Company becomes involved in patent litigation, it could consume a substantial portion of its resources.

The Company may be subject to changes and uncertainties in laws and government regulations.
The Company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing autologous cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company’s business, or the application of existing laws and regulations to cell replication technology, could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.
Risks Relating to the Company’s Management
The Company is dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on the Company.
While engaged in the business of developing a new cell replication technology, the Company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and it may not be able to attract and retain such personnel. The Company’s growth has depended, and in the future will continue to depend, on the efforts of its key management consultants. Loss of any of these people would have a material adverse effect on the Company. Currently, the Company does not have key-man life insurance.
Conflicts of interest may arise as a result of the Company’s directors and officers being directors or officers of other life sciences companies.
Certain of the Company’s directors and officers are, or may become, directors or officers of other life sciences companies. While the Company is engaged in the business of developing a new autologous cell replication technology, such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the Company’s best interests and to disclose any interest that they may have in any project or opportunity. If a conflict of interest arises at a meeting of the Company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Company’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.
The Company’s articles contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them.
The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of its other officers or directors or for any loss, damage or expense incurred by the Company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.
As a majority of the Company’s directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against the Company, directors and officers.
A majority of the Company’s directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or the Company.

Risks Relating to the Company’s Common Stock
If the Company’s business is unsuccessful, its shareholders may lose their entire investment.
Although shareholders will not be bound by or be personally liable for its expenses, liabilities or obligations beyond their total original capital contributions, should it suffer a deficiency in funds with which to meet its obligations, the shareholders as a whole may lose their entire investment in the Company.
Trading of the Company’s common shares on the OTCQB (operated by the OTC Markets Group) and the TSX Venture Exchange is limited and sporadic, making it difficult for the Company’s shareholders to sell their shares or liquidate their investments.
The trading price of the Company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. There can be no assurance that trading prices and price earnings ratios previously experienced by the Company’s common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of the Company’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for the Company and a diversion of management’s attention and resources.
Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if it issues additional options to any of its officers, directors, employees or consultants.
Because the Company’s success is highly dependent upon its directors, officers and consultants, it has granted, and may again in the future grant, options to some or all of its key officers, directors, employees and consultants to purchase its common shares as non-cash incentives. Options may be granted at exercise prices below that of its common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the Company’s other shareholders may be diluted.
Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raises funds through the sale of equity securities.
In the event that the Company is required to issue additional shares in order to raise financing, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of the Company’s shares.
Penny stock rules limit the ability of the Company’s shareholders to sell their stock.
The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade its securities.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell the Company’s stock.
In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy its common stock, which may limit your ability to buy and sell its stock and have an adverse effect on the market for its shares.
The Company does not intend to pay dividends on any investment in the shares of stock of the Company.
The Company has never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that the Company requires additional funding currently not provided for in its financing plan, its funding sources may prohibit the payment of a dividend. Because the Company does not intend to declare dividends, any gain on an investment in the Company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in the Company.
OTHER INFORMATION
The Company’s website address is www.replicel.com. Other information relating to the Company may be found on SEDAR at www.sedar.com
BOARD APPROVAL
The board of directors of the Company has approved this MD&A.